UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                   Aksys, Ltd.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    010196103
                                 (CUSIP Number)

                      Durus Life Sciences Master Fund Ltd.
                 c/o International Fund Services (Ireland) Ltd.
                            3rd Floor, Bishops Square
                                  Redmonds Hill
                                Dublin 2, Ireland
                             Attention: Susan Byrne
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 10, 2006
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

            NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                               (Page 1 of 5 Pages)

CUSIP No. 010196103                   13D/A                  Page 2 of 5 Pages

--------------------------------------------------------------------------------
         (1)   NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)
               Durus Life Sciences Master Fund Ltd.
--------------------------------------------------------------------------------
         (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a) [ ]
                                                                    (b) [x]
--------------------------------------------------------------------------------
         (3)   SEC USE ONLY
--------------------------------------------------------------------------------
         (4)   SOURCE OF FUNDS **
               WC, OO
--------------------------------------------------------------------------------
         (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
--------------------------------------------------------------------------------
         (6)   CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                         -0-
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                         21,498,118
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                         21,498,118
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
         (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON
                         21,498,118
--------------------------------------------------------------------------------
         (12)  CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
--------------------------------------------------------------------------------
         (13)  PERCENT OF CLASS REPRESENTED
               BY AMOUNT IN ROW (11)
                         66.3%
--------------------------------------------------------------------------------
         (14)  TYPE OF REPORTING PERSON **
                         OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 010196103                   13D/A                  Page 3 of 5 Pages

The Schedule 13D filed on October 30, 2003, as amended by Amendment No. 1 thereto filed on February 26, 2004 and Amendment No. 2 thereto filed on November 19, 2004 (the "Schedule 13D"), by Durus Life Sciences Master Fund Ltd., a Cayman Islands Exempted Company (the "Reporting Person"), relating to the common stock, par value $.01 per share (the "Shares"), of Aksys, Ltd. (the "Issuer"), is hereby amended and supplemented as set forth below by this Amendment No. 3 to the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares reported herein were acquired for the Reporting Person by the Portfolio Manager for investment purposes.

On February 23, 2004, the Reporting Person entered into a Settlement Agreement and Mutual Release (the "Settlement Agreement") with the Issuer, Sacane, the Portfolio Manager, Durus Capital Management (N.A.), LLC ("Durus NA") and Artal Long Biotech Portfolio LLC ("Artal"). The Reporting Person, Sacane, the Portfolio Manager, Durus NA and Artal are referred to collectively in this
Schedule 13D as the "Settling Parties." In connection with the Settlement Agreement, the Reporting Person and Artal also entered into a Note Purchase Agreement (the "Note Purchase Agreement"), a Registration Rights Agreement (the "Registration Rights Agreement") and certain other documents with, or for the benefit of, the Issuer. These documents are discussed in Item 6 hereof.

The Reporting Person is working with its advisors in exploring a number of options with respect to its ownership of the Shares and its investment in the Issuer, including potential additional investments in the Issuer and changes in the present Board of Directors and management of the Issuer. The Reporting Person has entered into discussions with the Issuer concerning some of these alternatives, and the Issuer has waived certain "standstill" and other restrictions applicable to the Reporting Person contained in the Settlement Agreement in order to permit such discussions to take place. The Reporting Person and the Issuer have executed and delivered a Term Sheet dated as of March 10, 2006 with respect to a possible investment by the Reporting Person to acquire additional equity securities of the Issuer as well as to provide additional financing in the form of secured indebtedness. The Term Sheet is nonbinding in terms of any legal obligation on the part of the Reporting Person or the Issuer to complete the financings contemplated therein. If the transactions contemplated by the Term Sheet are consummated, the Reporting Person would be entitled to designate persons constituting a majority of the Board of Directors of the Issuer and would thereby be able to control the management of the Issuer. The Reporting Person is also continuing to consider other options with respect to its existing investment in the Issuer, including the resale of the Shares into the open market and the distribution of the Shares to the Reporting Person's investors, any of which options might be undertaken now or in the future, including in conjunction with the potential additional investments in the Issuer described above. The foregoing description of the Term Sheet does not purport to be complete and is qualified in its entirety by reference to the Term Sheet which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference. Except as otherwise indicated in this
Schedule 13D, the Reporting Person currently has no plans or proposals that relate to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

         (a) As of March 10, 2006, the Reporting Person beneficially owned 21,498,118 Shares (which includes immediately exercisable warrants to purchase 281,454 Shares), representing 66.3% of the Issuer's outstanding Shares. The percentage of Shares reported herein is based upon the aggregate of (i) 29,972,911 Shares reported on the Issuer's Form 10-Q for the period ending September 30, 2005 to be outstanding as of November 4, 2005, which is the most recently available filing with the SEC containing information about the number of outstanding Shares of the Issuer, (ii) 2,170,543 Shares issued in connection with a financing transaction as reported by the Issuer on its current report on Form 8-K dated January 13, 2006 and (iii) 281,454 Shares issuable upon exercise of the warrants.

CUSIP No. 010196103                   13D/A                  Page 4 of 5 Pages

         (b) The Reporting Person has shared voting and sole dispositive power over the 21,498,118 Shares reported herein.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented by incorporating by reference herein the last paragraph of Item 4 hereof except for the first and last sentences of such paragraph.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

A copy of the Term Sheet referenced in Item 4 hereof is attached as Exhibit 7 hereto.

CUSIP No. 010196103                   13D/A                  Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  March 10, 2006


Durus Life Sciences Master Fund Ltd.


By:  /s/ Leslie L. Lake
-----------------------------------
Name:  Leslie L. Lake
Title: Director